As filed with the Securities and Exchange Commission on October 16, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

ITAÚ UNIBANCO HOLDING S.A.

(formerly known as Itaú Unibanco Banco Múltiplo S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing preferred shares of Itaú Unibanco Holding S.A.	900,000,000 American Depositary Shares	$5.00	$45,000,000	$5,796.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, and 16
(iii) The collection and distribution of dividends	Articles number 4, 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 13 and 15
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 8
(x) Limitation upon the liability of the depositary	Articles number 13, 14 18 and 26
3. Fees and Charges	Article 7
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of March 30, 2009, among Itaú Unibanco Holdings S.A. (formerly known as Itaú Unibanco Banco Múltiplo S.A.), The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 16, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for Preferred Shares of Itaú Unibanco Holding S.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Itaú Unibanco Holding S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on October 16, 2013.

Itaú Unibanco Holding S.A.

By: /s/ Roberto Egydio Setubal

Name: Roberto Egydio Setubal

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 16, 2013.

/s/ Pedro Moreira Salles	/s/ Ciro Rodrigues de Mello
Pedro Moreira Salles	Ciro Rodrigues de Mello
Chairman	Authorized U.S. Representative

/s/ Alfredo Egydio Arruda Villela Filho	/s/ Caio Ibrahim David
Alfredo Egydio Arruda Villela Filho	Caio Ibrahim David
Vice Chairman	Principal Accounting and Financial Officer

/s/ Alfredo Egydio Setubal	/s/ Roberto Egydio Setubal
Alfredo Egydio Setubal	Roberto Egydio Setubal
Director	Chief Executive Officer and Vice Chairman

/s/ Candido Botelho Bracher
Candido Botelho Bracher
Director

/s/ Demosthenes Madureira Pinho Neto
Demosthenes Madureira Pinho Neto
Director

/s/ Gustavo Jorge Laboissiere Loyola
Gustavo Jorge Laboissiere Loyola
Director

/s/ Henri Penchas
Henri Penchas
Director

/s/ Israel Vainboim
Israel Vainboim
Director

/s/ Nildemar Secches
Nildemar Secches
Director

Pedro Luiz Bodin de Moraes
Director

/s/ Ricardo Villela Marino
Ricardo Villela Marino
Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of March 30, 2009, among Itaú Unibanco Holdings S.A. (formerly known as Itaú Unibanco Banco Múltiplo S.A.), The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.